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                               June 16, 2022

       Xiaoming Hu
       President and Chief Executive Officer
       Kandi Technologies Group, Inc.
       Jinhua New Energy Vehicle Town
       Jinhua, Zhejiang Province
       People's Republic of China
       Post Code 321016

                                                        Re: Kandi Technologies
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Response dated May
19, 2022
                                                            File No. 001-33997

       Dear Mr. Hu:

              We have reviewed your May 19, 2022, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 7, 2022, letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. As it appears your officers and directors are located in China, please revise to include a separate Enforceability
section (i.e., in addition to your disclosure on pages 2 and 27), to disclose the difficulty
of bringing actions and enforcing judgements against these
                                                        individuals. Refer to
Item 101(g) of Regulation S-K.
 Xiaoming Hu
FirstName  LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany
June       NameKandi Technologies Group, Inc.
     16, 2022
June 16,
Page 2 2022 Page 2
FirstName LastName
Item 1
Business Introduction
Selected Condensed Consolidated Financial Schedule, page 8

2. We note your response to prior comment five. Please further revise your Form 10-K to disclose a narrative of the cash management policies and procedures that dictate how funds are transferred between your entities, including whether cash generated from one subsidiary is used to fund another subsidiary's operations, and whether you have ever faced or could face difficulties or limitations in your ability to transfer cash between subsidiaries. Additionally revise your risk factors to describe relevant restrictions; for example, and without limitation, the PRC Enterprise Income Tax law, regulation of loans and direct investments, and restrictions on dividends.
CAC Review, page 12

3. Please revise this section to disclose how you determined no permissions or approvals were required. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.
Permission and Approvals, page 12

4. We note your response to prior comment four. Please revise this section to describe each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 1A
Risk Factors
Our auditor, Paris, Kreit & Chiu CPA LLP is headquartered in New York . . . . , page 26

5. We note your response to prior comments six and eleven. Please further revise your disclosure to (i) reflect that the PCAOB has issued its report on December 16, 2021, notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, (ii) clearly state whether your auditor is subject to the PCAOB's determinations, and (iii) disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer securities.
 Xiaoming Hu
FirstName  LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany
June       NameKandi Technologies Group, Inc.
     16, 2022
June 16,
Page 3 2022 Page 3
FirstName LastName
Item 2
Properties, page 32

6. We note your response to prior comment 13. Please revise your disclosure to clarify what is meant by "project completion acceptance" of your Hainan factory. Describe the acceptance process, expected timing, and related risks to your manufacturing capacity.
Notes to Consolidated Financial Statements
Note 6 - Summary of Significant Accounting Policies
(v) Consolidation of variable interest entities, page F-19

7.       We note your response to comment 16 and acknowledge the information provided on
         pages 8 and 9. However, we reissue our comment. Please revise the notes to the financial statements to include the disclosures required by ASC 810-10-50-3 regarding your variable interest entity for the reported periods. At a minimum, ensure that you disclose
         the carrying amount and classification of the VIE   s assets and
liabilities included in the
         consolidated financial statements, as well as qualitative information about the relationship(s) between those assets and liabilities.
       You may contact Melissa Gilmore at 202-551-3777 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Elizabeth F. Chen